Exhibit 12.1
TRIUMPH GROUP, INC.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended June 30,		Year Ended March 31,
	2014	2013	2014	2013	2012	2011	2010
EARNINGS AS DEFINED
Income from continuing
operations, before income
taxes	$198,164	$121,636	$312,233	$463,057	$437,577	$234,477	$126,455
Fixed Charges	45,349	22,628	102,268	81,713	91,805	94,771	35,296
TOTAL EARNINGS, AS
DEFINED	$243,513	$144,264	$414,501	$544,770	$529,382	$329,248	$161,751
FIXED CHARGES, AS
DEFINED
Interest expense	$35,484	$18,260	$79,092	$64,105	$63,806	$67,604	$21,915
Interest portion of rental
expenses	2,965	3,159	14,528	13,422	13,869	15,353	5,234
Amortization of capitalized
expenses related to debt	5,323	1,064	6,702	3,638	9,601	4,205	1,951
Accretion of debt discount	1,577	145	1,946	548	4,529	7,609	6,196
TOTAL FIXED CHARGES,
AS DEFINED	$45,349	$22,628	$102,268	$81,713	$91,805	$94,771	$35,296
RATIO OF EARNINGS TO
FIXED CHARGES	5.4	6.4	4.1	6.7	5.8	3.5	4.6